EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2003
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$44,085
Amortization of Debt Premium, Discount and Expense	724
Interest Component of Rentals	12

Total Fixed Charges	$44,821

EARNINGS:
Net Income	$94,945
Add:
Income Taxes Applicable to Utility Operating Income	48,627
Income Taxes Applicable to Non-Utility Operating Income	(2,192)
Income Taxes Applicable to Other Income (Expenses)-Net	356
Total Fixed Charges	44,821

Total Earnings	$186,557

Ratio of Earnings to Fixed Charges	4.2